SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X    Form 40-F
                                  -------           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No   X
                                     ----    ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2 March 26, 2004 Press Release Announcing that Futuremedia PLC Employs Simon Bennett as Business Development Director.



































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

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



FUTUREMEDIA PLC, an English public
limited company





By:      /s/ Mats Johansson
   ------------------------------------
       Mats Johansson
       Chief Executive Officer



Date:  March 26, 2004






























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

                                    EXHIBIT 1

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.
































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

                                    EXHIBIT 2

PRESS RELEASE

     FUTUREMEDIA PLC EMPLOYS SIMON BENNETT AS BUSINESS DEVELOPMENT DIRECTOR

BRIGHTON, ENGLAND--Mar 26, 2004 -- Futuremedia Plc (NasdaqSC:FMDAY) today announces that Simon Bennett, previously of BT Home Computing and PeoplePC, has joined its team as Business Development Director, to further support and aggressively grow the Learning For All(TM) business.

Simon has helped develop the UK government's Home Computing Initiative into a compelling 'must have' non-taxable benefit for employers and employees. He brings the experience of delivering over 20 such schemes for large UK corporate clients over the past 4 years.

Commenting on his move to Futuremedia, Simon said; "The Home Computing Initiative is about so much more than just to supply very cost effective computers. Through Learning For All(TM), Futuremedia is rare as a business as it has invested in building on the promise of what technology can do for us. Enabling employees and their families to share the exciting benefits of e-learning as well as the technology itself, significantly amplifies the value of these schemes for both employers and their employees."

He continues, "The Futuremedia approach to the support and implementation of the service has already proven itself. With the service delivery to Royal Mail employees, it is clear that Futuremedia is now a leader in the market, not just in strength and completeness of proposition, but also in the proven ability to deliver the customer promise."

David Bailey, Managing Director Learning For All(TM) at Futuremedia, explains:
"Learning For AllTM is proving enormously attractive to corporate and public sector organisations throughout the UK and enriching our team with Simon's strong experience fully supports our growth. Learning For AllTM evolves the Home Computing Initiative into a programme full of learning possibilities for employers and employees, and we are delighted to be capturing the imagination of so many HR and benefits teams."

About Futuremedia

Futuremedia plc (est. 1983) is a Solutions Provider in the growing e-learning market with 20 years experience in the interactive media field supplying products and services to industrial and commercial business sectors and government, mainly in the UK and Continental Europe.

The Company has a proven track record in providing knowledge and learning via Solstra, its proprietary Learning Management System which in its largest application has a capacity for 240,000 users.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, UK National Health Service, Royal Mail and Syngenta. In delivering its solutions, the Company is partnering with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft.


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

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the ability of the Company to integrate new employees, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     T: +44 1932 761889
     M: +44 7710 043244

     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.uk
     T: +44 1273 829700
























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